05039984

SECURITIES AND EXCHANGE COMMISSION

3-22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-04487~~

8-50721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stuart Portfolio Consultants, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1449 Lexington Avenue, Suite 3B
(No. and Street)

New York	NY	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-360-7500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- * Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stuart Oltchick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stuart Portfolio Consultants, LP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

PAUL ORIOL
Notary Public

PAUL ORIOL
Notary Public State of New York
Qualified in Bronx County
No 01OR5050083
Commission Expires 10-2-2005

This report** contains (check all applicable boxes):

- * (a) Facing page.
- * (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- * (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Supplementary report of Independent auditors on Internal Control required by rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Stuart Portfolio Consultants, L.P.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
Stuart Portfolio Consultants, L.P.

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants, L.P. (the "Partnership") at December 31, 2004. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Portfolio Consultants, L.P. at December 31, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 25, 2005

Stuart Portfolio Consultants, L.P.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 297,074
Consulting fee receivable	482,478
Securities owned, at fair value	33,100
Loan Receivable	52,317
Other assets	16,562
Total assets	$ 881,531
Liabilities and partners' capital	
Liabilities:	
Accounts payable	$ 172,533
Partners' capital	708,998
Total liabilities and partners' capital	$ 881,531

See notes to financial statements.

Stuart Portfolio Consultants, L.P.

Notes to Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Stuart Portfolio Consultants, L.P. (the "Partnership"), was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The objective of the Partnership is to earn consulting fees by acting as a selling agent for private placement securities or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

The Partnership acts as a selling agent for private placement investments or direct participant interests for fund of funds investment partnerships. Fees from these activities are earned and recorded on a quarterly basis from the investment partnerships receiving capital resulting from the Partnership's sales activities.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Securities Owned

Securities owned, are valued at fair value as determined by the General Partner of the Partnership.

Income Taxes

No provision has been made in the accompanying financial statements for Federal, state or local income taxes since each individual partner is responsible for reporting its share of income or loss. However, the Partnership may be subject to the New York City unincorporated business.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", approximates the carrying amounts presented in the statement of financial condition.

2. Loan Receivable

The Partnership executed a loan to one of the limited partners of the Partnership in the principal amount of $50,000 at annual rate of 4% and is receivable on demand. At December 31, 2004 the loan has accrued interest of $2,317.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000 is required. At December 31, 2004, the Partnership had net capital of $120,060, which was $108,558 in excess of the required minimum net capital. The Partnership's ratio of aggregate indebtedness to net capital was 143.70%. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

4. Commitments

The Partnership has a two-year lease agreement for office space that will end on November 30, 2004. The Partnership may extend the lease term, at its option, to November 30, 2007. The Partnership has a security deposit in the amount of $5,375, which will be returned at the end of the lease term and is reflected in the statement of financial condition in other assets.

5. Defined Benefit Plan

Effective January 1, 2004 the Partnership adopted and established a defined benefit pension plan, which is named Stuart Portfolio Consultants L.P. Defined Benefit Plan (the "Plan"). The sponsor of the Plan is the Partnership and the trustees of the Plan are Stuart Oltchick and Judith Oltchick.

All employees of the Partnership are considered eligible employees of the Plan and are eligible to participate upon satisfying the eligibility requirements. You are eligible under the Plan when upon reaching age 21 and completing one year of service, as defined. A participant will be deemed to have completed a year of service on the last day of the applicable eligibility computation period during which the participant is credited with the required hours of service. If you are an eligible employee you will enter the Plan as a Participant on the January 1st or the July 1st which coincides with or next follows the date on which you first satisfy the above eligibility requirements. A year of service, as defined, is the completion of 1,000 hours of service with the Partnership within a 12 consecutive month computation period. For the year ended December 31, 2004 there are two participants in the Plan.

A participant may retire on their normal retirement age, as defined, which is the later of the date you reach 65 years of age or the fifth anniversary of the date you entered the Plan as a participant.. There is no mandatory retirement age. After retiring at your normal retirement age, a participant may begin receiving retirement benefits, which is the December 31st occurring nearest the date a participant reaches their normal retirement age.

The annual accrued retirement benefit will equal the following:

(i) 275% of your average compensation reduced proportionately for less than 25years of benefit service as a participant at normal retirement date

5. Defined Benefit Plan (continued)

(ii) A fraction (not to exceed one), the numerator of which is your actual completed years of benefit service as a participant at normal retirement date or earlier termination of employment with the Partnership; and the denominator of which is the years of benefit service as a participant which you would have accumulated at normal retirement date.

The required minimum annual contribution for the plan year in order to meet the minimum funding requirement was $140,807. This amount is included accounts payable at December 31, 2004 and was subsequently paid in January 2005. Based upon a report prepared by an actuary the present value of future benefits at December 31, 2004 is $657,642. The Plan did not have any assets at January 1, and December 31, 2004. The valuation of the assets at December 31, 2004 was zero. The projected monthly benefit starting on December 31, 2008 is $4,583 payable over the lifetime of the participant. The accrued monthly benefit payable as of December 31, 2004 for the two plan participants is $1,417.